KAT GOLD HOLDINGS, INC.

1149 Topsail Rd.

Mount Pearl, Newfoundland

A1N 5G2, CANADA

November 21, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:

Larry Spirgel

Assistant Director

Re:

Kat Gold Holdings, Corp.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed April 16, 2012

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Filed August 8, 2012

File No. 000-53450

Dear Mr. Spirgel:

Kat Gold Holdings, Corp. (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated October 26, 2012 (the “Comment Letter”) relating to the Form 10-K and Form 10-Q referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form 10-K (the “Amended 10-K). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Comment No. 1. The auditor’s report should reflect the audit of the statements of operations, stockholders' equity and cash flows for all of the periods presented (i.e., from the date of inception, December 5, 2005, to the current period end). Please have your auditor revise their report to comply with Rule 2-02(c) of Regulation S-X, as appropriate.

Response No. 1.  The Company’s independent auditor has revised its auditor’s report and included it in the Amended 10-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Note 7 Increase in Authorized Common Shares, Designation of Preferred Shares and Name Change, page 8

Comment No. 2. We note that on April 18, 2012 you acquired all of the issued and outstanding shares of Global Gold in exchange for 161,000,000 shares of the company. It is unclear how this acquisition is recorded in your financial statements at June 30, 2012. Please advise us in detail.

Response No. 2.  The 161 million shares of common stock were valued at $0.10 per share, the closing stock price on the date of the closing, resulting in recorded goodwill of $16,100,000. However, the Company’s management determined that such amount might not be fully recoverable due to future cash flows being an uncertainty and therefore made an adjustment to write down the property in the second quarter of 2012.  Please note that the statement of operations includes the impairment charge of $16,100,000.

Comment No. 3. Further, this appears to have been a significant acquisition requiring financial statements to be provided in accordance with Rule 8-04 of Regulation S-X, and pro forma financial information in accordance with Rule 8-05 of Regulation S-X. It may also be necessary for you to provide any additional disclosure required by ASC 805-10-50. Please revise or advise us.

Response No. 3.  The Company does not believe that the acquisition of Global Gold Incorporated (“GGI”) was or is significant.  Under Rule 8-04 (b) (1) of Reg S-X, the acquisition may appear to have been significant for purposes of paragraph (c) of Rule 8-04 in that the face value of 161 million shares on the date of closing of the acquisition was $16,100,000. However, the Company’s management determined that such amount might not be fully recoverable due to future cash flows being an uncertainty and therefore made an adjustment to write down the property in the second quarter of 2012.  As a result, the Company does not believe that the financial statements of GGI are required to be included in the filings made by the Company.  The same reasoning applies to Rule 8-05.

Comment No. 4. It appears that shares issued to Brookes and Sullivan in connection with the Global Gold transaction might be considered compensation. Please tell us how you are accounting for these shares and what factors you considered in determining the appropriate accounting treatment.

Response No. 4.  As first reported by the Company on a Current Report on Form 8-K filed with the Commission on April 24, 2012, the Company issued 161 million of its shares of common stock to the then shareholders of GGI on a pari passu basis in exchange for the surrender by the shareholders of GGI of their shares in GGI (the “Exchange”).  As a result of the Exchange, GGI became a wholly owned subsidiary of the Company.

Each former shareholder of GGI, including Messrs. Brookes and Sullivan, received the same percentage of the aggregate figure of 161 million shares of common stock of the Company issuable in the Exchange as the percentage interest s/he held in GGI prior to the consummation of the transaction.  As a result, none of the shares issued by the Company in the Exchange constituted compensation, whether to Messrs. Brookes and Sullivan or anyone else.

General:

Comment No. 5. Please revise your Form S-1 to fully comply with the above comments, as applicable.

Response No. 5.  An Amendment No. 6 to the Form S-1 will be filed promptly following the Amended 10-K, which Amendment No. 6 will contain the revised auditor’s report.

The Company hereby acknowledges that:

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Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (709) 368-1024 or our counsel Henry Nisser at (212) 930-9700.

Very truly yours, /s/ Kenneth Stead